PRIVATE CLIENT SERVICES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES**

FISCAL YEAR-ENDED DECEMBER 31, 2016

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM DD YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville (City) KY (State) 40206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Sampson (502) 451-0600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rodefer Moss & Co., PLLC
(Name - if individual, state last, first, middle name)

301 East Elm Street (Address) New Albany (City) IN (State) 47150 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Ernest Sampson _____, swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ Private Client Services, LLC _____, as
of _____ December 31, 2016 _____, are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Subscribed and sworn
to before me
this **27** day of **February** 2017

Notary Public



CEO

Title

KIM GIVANS
Notary Public - State at Large
KENTUCKY - Notary ID # 528729
My Commission Expires February 26, 2019

This report* contains (check all applicable boxes):

✓	(a)	Facing page.
✓	(b)	Statement of Financial Condition.
✓	(c)	Statement of Income (Loss).
✓	(d)	Statement of Cash Flows
✓	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
✓	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
✓	(n)	Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Private Client Services, LLC

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Private Client Services, LLC's financial statements. The supplemental information is the responsibility of Private Client Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 24, 2017

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets:

Current Assets		
Cash	$	146,624
Cash deposit with clearing broker		100,000
Cash deposit with National Securities Clearing Corporation		5,000
Due from clearing broker		361,852
Accounts receivable		40,723
Commissions receivable		136,378
Prepaid expenses and other assets		104,402
Total Current Assets		894,979
Equipment		57,619
Less accumulated depreciation		(52,831)
Equipment, net of depreciation		4,788
Total assets	$	899,767

Liabilities and Member Equity:

Current Liabilities		
Commisions payable	$	119,551
Accrued payroll liabilities		54,279
Accounts payable		23,394
Deferred rep expenses collected		248,043
Total liabilities		445,267
Member Equity		454,500
Total liabilities and member equity	$	899,767

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commissions and fees	$	10,703,223
Other revenues		446,588
Total revenues		11,149,811
Expenses		
Commission expense		8,984,148
Salaries and wages		1,287,882
Computer expenses and technology		217,927
Brokerage service expenses		164,573
Employee benefits		132,361
Professional fees		77,662
Rent		65,415
Licenses and fees		49,359
Travel and entertainment		45,571
Printing		33,241
Utilities		25,455
Postage		17,028
Advertising		14,987
Office expenses		14,082
Depreciation		4,524
Bank fees		3,193
Other expenses		622
Taxes		2,465
Total expenses		11,140,495
Other income and expense		
Interest income		2,387
Goodwill impairment		(8,894)
Total other income and expense		(6,507)
Net Income	$	2,809

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at January 1, 2016	$	401,691
Capital contributions - Cash		50,000
Net Income		2,809
Balance at December 31, 2016	$	454,500

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:	
Cash received from commissions and fees	$ 10,811,149
Cash paid for operating expenses	(11,453,964)
Other income received	706,115
Net cash flows provided by operating activities	63,300
Cash Flows From Financing Activities:	
Capital contribution	50,000
Net change in cash and cash equivalents	113,300
Cash and cash equivalents at the beginning of the year	33,324
Cash at the end of the year	$ 146,624

The accompanying footnotes are an integral part of these financial statements.

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Reconciliation of net loss to net cash used in operating activities:

Net Income	$	2,809
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		4,524
Goodwill impairment		8,894
Decrease (increase) in assets:		
Commissions receivable		313,357
Accounts receivable		63,320
Receivable from clearing organization		(205,431)
Prepaid expenses and other current assets		(97,092)
Increase (decrease) in liabilities:		
Commissions payable		(265,327)
Accounts payable		21,901
Accrued payroll		22,526
Deferred revenue and rep expenses collected		193,820
Net cash provided by operating activities	$	63,301

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity – These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $4,524 for the year ended December 31, 2016.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2016.

The Company's federal and various state income tax returns for 2013 through 2015 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expenses were $14,987 for the year ended December 31, 2016.

Goodwill – Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill, and assessed annually for impairment. If considered impaired, goodwill will be written-down to fair value, and a corresponding impairment loss will be recognized. The fair value impairment loss for the year ended December 31, 2016 was $8,894. Goodwill was fully amortized as of December 31, 2016.

Subsequent Events - The Company has evaluated events or transactions through February 24, 2017, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH:

The Company maintains combined account balances of $105,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2016, those underlying balances have been classified accordingly in the accompanying statement of financial condition.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances. All non-interest-bearing cash balances were fully insurable by FDIC at December 31, 2016.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance. The Company's minimum required net capital was $29,684 at December 31, 2016.

At December 31, 2016 the Company's net capital was $238,308 which was $208,624 in excess of its minimum required net capital requirement.

NOTE 5 – RETIREMENT PLAN:

The Company has a deferred compensation 401(k) plan covering substantially all employees whom meet certain eligibility requirements. For the year ended December 31, 2016, the Company's contribution of the 401(k) plan was $27,271.

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2016 was $61,833.

NOTE 7 – STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

For the year ended December 31, 2016, Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

PRIVATE CLIENT SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2016

Net Capital:

Total member equity	$	454,500
Commission receivable non-allowable		(66,775)
Receivable from non-customer		(45,033)
Property and equipment, net		(4,788)
Other assets		(99,596)
Net Capital	$	238,308

Aggregate Indebtedness:

Items included in statement of financial condition:

Commissions and fees payable	$	119,551
Accounts payable & accrued payroll liabilities		77,673
Rep expenses collected		248,043
	$	445,267

Computation of basic net capital requirement:

One-fifteenth of Aggregate Indebtedness	$	29,684
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater)	$	29,684

Excess Net Capital	$	208,624

Percentage of Aggregate Indebtedness To Net Capital	186.85%

Reconciliation with Company's computation
(included in Part IIA of Form X-17a-5,
as of December 31, 2016)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	208,624
Effect of audit adjustments on accounts included in net capital computation		-
Net capital per above	$	208,624

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Private Client Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Private Client Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Private Client Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Private Client Services, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Private Client Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Private Client Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 24, 2017

PRIVATE CLIENT SERVICES, LLC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2016

To the best knowledge and belief of Private Client Services, LLC (the Company), the Company is exempt from SEC.1934 Rule 240.15c3-3 – Customer Protection: Reserve and Custody of Securities for the year ended December 31, 2016.

The basis for this exemption is SEC.1934 Rule 240.15c3-3(k)(2)(ii). The Company is an introducing broker-dealer that clears all transactions with and for customers, on a fully-disclosed basis with the Company's clearing broker, Pershing LLC. All invested customer funds and securities are promptly transmitted by the Company to Pershing LLC, which carries all of the accounts for such customers.

The Company has met the exemption provision of SEC.1934 Rule 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2016 without exception.



Ernest Sampson

President

Private Client Services, LLC